

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

Via E-mail
Frederick C. Braun III
President and Chief Executive Officer
Gyrodyne Company of America, Inc.
One Flowerfield, Suite 24
Saint James, NY 11780

>   **Re: Gyrodyne Company of America, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 21, 2013**
>   **File No. 000-01684**

Dear Mr. Braun:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   As you know, we are reviewing the registration statement on Form S-4 (File No. 333-191820) filed by Gyrodyne, LLC, which contains the proxy directed towards your shareholders. Should you amend the noted registration statement in response to any comments issued in connection with our review, please revise the disclosure in your proxy to ensure that it is consistent with the disclosure in the Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief